UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Prospect Global Resources Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74348X103

(CUSIP Number)

Scott J. Reiman 703 17th Street, Suite 800 Denver, CO 80202 (720) 571-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348X103	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,181,427
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,181,427
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,181,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74348X103	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Prospect Global Resources Inc., a Nevada corporation (the “Issuer”), with its principal executive offices at 1621 18th Street, Suite 260, Denver, CO 80202.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Scott J. Reiman. Mr. Reiman is sometimes referred to herein as the “Reporting Person.”

(b) The principal business address of Mr. Reiman is 703 17th Street, Suite 800, Denver, CO 80202.

(c) The principal business of Mr. Reiman and the Trust is as a private investor.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On June 7, 2012, the Scott Reiman 1991 Trust (the “Trust”), which is controlled by Mr. Reiman, liquidated its membership interest in Very Hungry LLC, a Colorado limited liability company (“Very Hungry”), and Very Hungry distributed to the Trust its pro rata interest in the assets of Very Hungry, including the following securities of the Issuer:

•	1,087,740 shares of Common Stock;

•	a warrant to purchase 187,439 shares of the Issuer’s Common Stock, exercisable until April 25, 2013 at $3.00 per share;

•	a warrant to purchase 702,897 shares of the Issuer’s Common Stock, exercisable until April 25, 2014 at $3.00 per share;

•	a warrant to purchase 275,646 shares of the Issuer’s Common Stock, exercisable until September 19, 2013 at $3.825 per share; and

•	a warrant to purchase 727,705 shares of the Issuer’s Common Stock, exercisable until November 22, 2012 at $4.25 per share.

No consideration was paid by Mr. Reiman or the Trust or received by Very Hungry related to this liquidating distribution. After the liquidating distribution, Mr. Reiman has no control over Very Hungry and is no longer an affiliate of Very Hungry. Very Hungry and Mr. Reiman are not members of a group and will not make joint filings with respect to the securities of the Issuer.

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Item 5.	Interest in Securities of the Issuer

Except as described in the Schedule 13D, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

(a) – (b) The following disclosure assumes there are 39,489,173 shares of Common Stock of the Issuer outstanding as of May 1, 2012, which number is based on information set forth in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on May 10, 2012.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Person listed in Item 2, or that the Reporting Person listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows:

•

Mr. Reiman beneficially owns 3,181,427 shares of the Issuer’s Common Stock, consisting of 1,087,740 shares of Common Stock, 1,893,687 shares issuable upon the exercise of warrants, and 200,000 shares issuable upon exercise of a fully vested stock option that has an exercise price of $4.25 per share and expires on December 26, 2021, representing in the aggregate approximately 7.7% of the outstanding shares of Common Stock of the Issuer as of May 1, 2012 on an as-converted basis.

The aggregate number and percentage of the shares of Common Stock beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person (other than the person identified above as holding the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than the transactions described herein, the Reporting Person has not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Person.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Two-Year Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 2.	Three-Year Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

Exhibit 3.	Registration Rights Agreement dated as of April 25, 2011, by and between Prospect Global Resources Inc. and Hexagon Investments, LLC (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on April 26, 2011).

CUSIP No. 74348X103	13D	Page 5 of 6 Pages

Exhibit 4.	Two-Year Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on September 23, 2011).

Exhibit 5.	Registration Rights Agreement dated as of September 19, 2011, by and between Prospect Global Resources Inc. and Hexagon Investments, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on September 23, 2011).

Exhibit 6.	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 29, 2011).

Exhibit 7.	Registration Rights Agreement dated as of November 22, 2011, by and between Prospect Global Resources Inc. and Very Hungry LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on November 29, 2011).

CUSIP No. 74348X103	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2012

SCOTT J. REIMAN

/s/ Jeffrey M. Knetsch
Name: Jeffrey M. Knetsch, attorney-in-fact